Exhibit 21

Subsidiaries of CNB Financial Corp.

Subsidiaries of CNB Financial Corp.

•  Commonwealth National Bank is a national bank located in Massachusetts.

•  CNB Security Corporation, a Massachusetts corporation, is a wholly owned subsidiary of Commonwealth National Bank and was formed (effective April 29, 2005) to hold and manage assets acquired by Commonwealth National Bank, including investment assets and property acquired by the bank through foreclosure or otherwise in good faith to compromise a doubtful claim, or in the ordinary course of collecting a debt previously contracted as permitted under 12 CFR 5.34(e)(5)(v)(A).

•  Commonwealth National Bank Statutory Trust I is a wholly owned subsidiary of CNB Financial Corp. organized as a Connecticut statutory business trust effective December 14, 2005 in connection with the issuance of trust preferred securities by CNB Financial Corp. on December 16, 2005.